Kenneth L. Betts

214-453-6435

KBetts@winston.com

May 22, 2017

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc. Amendment No. 6 to Registration Statement on Form S-11 File No. 333-196798

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 19, 2017 (the “Comment Letter”) regarding Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”).

The Company is concurrently filing via EDGAR today Amendment No. 6 to the Registration Statement (“Amendment No. 6”) , which includes changes to Amendment No. 5 in response to the Staff’s comments set forth in the Comment Letter, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 6, which reflects all changes to Amendment No. 5.

We understand that the Staff may have additional comments after reviewing Amendment No. 6 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 5, and page references in the responses refer to Amendment No. 6. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 6.

General

1.	We note your response to comment 1 of our letter dated April 25, 2017. We also note your disclosure in the prospectus in regards to the registration rights to the holders of common stock under the Stockholders agreement. Please disclose in the prospectus the earliest date of registration for such shares, including those to be issued in the concurrent private placement, under the agreement.

Response: In response to the Staffs comment, the Company had added the requested disclosure on pages 8, 113 and 131.

May 22, 2017 Page 2

2.	We note your disclosure in the summary and business sections that the company was formed in March 2011 and since 2014 has acquired a portfolio of 20 industrial assets. Please briefly describe the company's operations from 2011 through 2014.

Response: In response to the Staff's comment, the Company has added the requested disclosure on pages 1 and 82.

3.	Please revise your disclosure to indicate, if true, that you intend to pay the distribution rate for at least 12 months.

Response: In response to the Staffs comment, the Company has added the requested disclosure on page 41.

4.	We note your response to our prior comment 6. Please revise to specify the expected source of funds for any shortfall. In this regard, we note your disclosure in the last paragraph on page 41 regarding the various means available to you to cover any shortfall. Also revise the last risk factor on page 36 accordingly.

Response: In response to the Staffs comment, the Company has added the requested disclosure on pages 36 and 42.

5.	We note your adjustment for estimated improvements, leasing commissions and capital expenditures. Please tell us how the amount of the adjustment compares to the actual historical averages for the past three years, and to the extent your estimate exceeds those historical average amounts, please tell us how you determined your adjustment was appropriate.

Response: The Company respectfully advises the Staff that the amount of the adjustment for estimated improvements, leasing commissions and capital expenditures in the “Estimated Cash Available for Distribution, as Adjusted” table represents an annual amount of $0.50 per square foot, the amount that the Company is required to pay into escrow to cover such expenses pursuant to the terms of the AIG Loan Agreement, which has been in effect since October 17, 2016. This amount was agreed to between the Company and AIG based on the forecasted amount required to address these expenses. The aggregate amounts of these expenses for 2015 and 2016, the two full years that the Company has owned the Company portfolio, were $272,510 and $959,668, or $0.07 and $0.24 per square foot, respectively. As a result, the Company believes the adjustment for such expenditures in the table is a conservative estimate. The Company has revised its disclosure on page 42 to clarify the basis for its adjustment for estimated improvements, leasing commissions and capital expenditures.

May 22, 2017 Page 3

6.	We note you have erroneously inverted the numerator and denominator in your calculation of your distribution ratio, which should be greater than 100% as your Estimated annual distribution to stockholders exceeds your Estimated cash flow available for distribution. Please revise in your next amendment.

Response: In response to the Staffs comment, the Company has revised the payout ratio, as set forth in the "Estimated Cash Available for Distribution, as Adjusted Table" attached hereto as Exhibit A, to correct the calculation error.

Dilution. page 44

7.	We note your response to our prior comment 2. Please revise the table on page 45 to provide, for example, by footnote, a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders, assuming all outstanding warrants have been exercised and common stock issued under the 2014 Incentive Award Plan or advise us why such revision is not applicable.

Response: In response to the Staffs comment, the Company has added the requested disclosure on page 45.

Item 33. Recent Sales of Unregistered Securities. page II-1

8.	We note your response to our prior comment 14. Please revise your disclosure to provide the amount of shares of common stock to be issued and the aggregate consideration for the redemption of the Preferred Interest. Refer to Item 701(a) of Regulation S-K.

Response: In response to the Staffs comment, the Company has added disclosure on page II-1 indicating the cash portion of the aggregate consideration for the redemption of the Preferred Interests. The Company advises the Staff that the number of shares of common stock to be issued as the remainder of such consideration is equal to $5 million divided by the public offering price. The Company will add the requested disclosure to the registration statement at such time as the price range for the offering has been determined.

May 22, 2017 Page 4

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Jeffrey E. Witherell Justin R. Salon, Esq.

EXHIBIT A

Estimated Cash Available for Distribution, as Adjusted

($ in thousands)

Pro Forma net income (loss) for the 12 Months ended December 31, 2016	$(38.798)
Less: Pro forma net (income) loss for the three months ended March 31, 2016	14,316
Add: Pro forma net income (loss) for the three months ended March 31, 2017	(2,568)

Pro forma net income for the 12 months ended March 31, 2017	(27,050)
Add: Real estate depreciation and amortization	7,533
Add: Amortization intangibles	3,885
Add: Stock based compensation expense
Less: Estimated improvements, leasing commissions and capital expenditures(1)	(2,005)
Less: Amortization of above/below market rent	(350)
Less: Straight line rent	(316)
Add: Deferred/Accrued interest-non cash	21,741
Add: Amortization of deferred financing costs	349
Add: Adjustment for general and administrative costs(2)	1,045

Estimated cash flow available for distribution	$4,832

Estimated annual distribution to stockholders(3)	$6,685

Distribution ratio based on estimated cash available for distribution to common stockholders(4)(5)	138.3%

_______________

(1)	Estimated improvements, leasing commissions and capital expenditures are estimated to be approximately $2,005,000, or $0.50 per square foot, which represents the amount we are required to pay into excrow annually to cover such expenses pursuant to the AIG Loan Agreement, which has been in effect since October 17, 2016.
(2)	Estimated additional general and administrative costs consist of legal and accounting (based upon estimates provided by our external legal and accounting professionals and management’s previous experience in managing a public REIT), insurance, travel, rent and other costs (based on proposed arrangements and anticipated activity). We have estimated a level of continuing general and administrative costs required to manage the company as a public company and to operate the Company Portfolio, including, but not limited to, salaries, board of directors fees and expenses, director’s and officer’s insurance, Sarbanes-Oxley Act compliance costs, and legal, audit and tax fees. This amount is lower than incurred previously due to professional fees related to our debt refinancing.
(3)	Represents the aggregate amount per share of the intended annual distribution multiplied by the shares of common stock that will be outstanding upon completion of this offering and the Torchlight Transactions. Excludes shares of common stock that may be issued by us upon exercise of the underwriters’ option to purchase additional shares.
(4)	If the underwriters’ option to purchase up to an additional shares of common stock from us is exercised in full at the mid-point of the price range set forth on the cover page of this prospectus, our initial annual distribution would increase by approximately $ and our payout ratio would decrease to % assuming no investment of the additional proceeds.
(5)	Because our estimated annual distribution for the 12 months ending March 31, 2018 exceeds our pro forma cash available for distribution, if our operating cash flow does not increase we may have to fund distributions from borrowings under our anticipated credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from this offering or future offerings of equity, equity-related or debt securities, declare taxable distributions or reduce such distributions.